UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  FORM 12b-25
                                  (NT 10-KSB)

                                            Commission File Number: 0-20101
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                          NOTIFICATION OF LATE FILING
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  (Check One):  [X] Form 10-KSB [ ] Form 11-K [ ] Form 20-F [ ] Form 10-QSB

For Period Ended:   DECEMBER 31, 1998
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   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

   If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                       ---------------------

                       Part I.  Registrant Information
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Full name of registrant:  URECOATS INDUSTRIES INC.
                        ----------------------------------------------------

Address of principal executive office (Street and number):

       POWERLINE BUSINESS PARK, 4100 NORTH POWERLINE ROAD, SUITE F-1
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City, State and Zip code:  POMPANO BEACH, FLORIDA  33073
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                       Part II.  Rule 12b-25 (b) and (c)
                       ---------------------------------

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on on Form 10-K, 20-F, 11-K of Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                             Part III.  Narrative
                             --------------------

   State below in reasonable detail the reasons why Form 10-KSB, 11-K, 20-F, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

 The registrant recently underwent a restructuring in February 1999.  This
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 transition caused a delay in the company providing the necessary information
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 to the auditor to complete the audit.
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                         Part IV.  Other Information
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   (1) Name and telephone number of person to contact in regard to this notification:
               Larry T. Clemons         (954)          977-5428
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                   (Name)            (Area code)  (Telephone number)

   (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                     [X] Yes  [ ] No

   (3) Is it anticipated that any change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                     [ ] Yes  [X] No

   If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                           URECOATS INDUSTRIES INC.
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                 (Name of registrant as specified in charter)

   Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  March 30, 1999                   By:  /s/ Larry T. Clemons
     ------------------                    ------------------------
                                        Name:  Larry T. Clemons
                                        Title:  President

                                  EXHIBIT
                                  -------

                       (ON ACCOUNTANT'S LETTERHEAD)

                           BAUM & COMPANY, P.A.
                       CERTIFIED PUBLIC ACCOUNTANT
                     4310 SHERIDAN STREET, SUITE 202
                        HOLLYWOOD, FLORIDA  33021



March 30, 1999


United States
Securities and Exchange Commission
Washington, DC  20549

RE: Urecoats Industries Inc. (formerly Winners All International, Inc.) December 31, 1998 Audit

Dear Sir:

As a result of the company's restructuring and reorganization of its activities, we do not have the information necessary to timely audit the December 31, 1998 financial statements.

Sincerely,


/s/  Joel Baum
-----------------
Joel S. Baum, CPA

JSB/b

cc:  Larry T. Clemons, President